Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151518

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2008

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 20, 2008

3,750,000 American Depositary Shares

Representing 22,500,000 Ordinary Shares

China Sunergy Co., Ltd.

This is an offering of an aggregate of 3,750,000 American depositary shares, or ADSs, each representing 6 ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., which we will loan to Credit Suisse Securities (Europe) Limited, or CSSEL, as borrower, pursuant to an ADS lending agreement, which we refer to in this prospectus supplement as the ADS Lending Agreement. In this prospectus supplement, we also refer to the ADSs borrowed under the ADS Lending Agreement as the borrowed ADSs and to the ADS loan transaction as the Registered ADS Borrow Facility. CSSEL is an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, which is acting as the underwriter in this offering. We believe that under United States generally accepted accounting principles, or U.S. GAAP, the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our earnings per ADS.

We will not receive any proceeds from the sale of the borrowed ADSs in this offering, but we will receive from CSSEL a nominal lending fee of $0.0006 per borrowed ADS. CSSEL will receive all the proceeds from the sale of the borrowed ADSs. The Registered ADS Borrow Facility is designed to facilitate short sales and/or privately negotiated derivative transactions by which investors in our convertible senior notes due 2013, which are being offered in a concurrent private offering and which are referred to in this prospectus supplement as the convertible senior notes, will hedge their investments in the convertible senior notes.                  borrowed ADSs are initially being offered under this prospectus supplement at $         per ADS. Up to an additional                  borrowed ADSs may be offered on a delayed basis in transactions that may include block sales, sales in the over-the-counter market, sales pursuant to negotiated transactions or otherwise and used for this purpose. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Convertible Senior Notes” and “Underwriting.”

Our ADSs are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “CSUN.” On June 20, 2008, the closing sale price of our ADSs on Nasdaq was $11.16 per ADS.

The delivery of the                  borrowed ADSs initially being offered hereby is contingent upon the closing of the convertible senior note offering. We expect that delivery of the initially borrowed ADSs will be made concurrently with the closing of the convertible senior note offering.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page S-17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse expects to deliver approximately                      of the ADSs on or about June     , 2008.

Credit Suisse

Sole Bookrunner

The date of this prospectus supplement is June     , 2008.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated,

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., its predecessor entities and its subsidiaries;

•

“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus supplement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•

“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“Sunergy BVI” refers to China Sunergy Co., Ltd.;

•	“Sunergy Hong Kong” refers to China Sunergy (Hong Kong) Co., Ltd.;

•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd.;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells and charge processing fees from these customers;

•	“passivated emitter and rear cell” refers to a solar cell which uses oxide on its front and rear surfaces, and of which the rear surface is contacted by metal only at certain regions;

•	“selective emitter cell” refers to a solar cell, where the regions under the front metal contact and the rest of the front surface areas are separately diffused and optimized; and

•

when calculating our manufacturing or production capacity of solar cells, we have assumed that all production will be done using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

SUMMARY

The following summary contains information about us and the offering. It may not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of us and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents. Unless otherwise indicated or the context otherwise requires, the information in this prospectus supplement assumes that the initial purchaser in the convertible senior note offering does not exercise its over-allotment option to purchase additional convertible senior notes.

Overview

We manufacture solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. We sell our solar cell products mostly to module manufacturers and, to a lesser extent, to system integrators, who assemble our cells into solar modules and solar power systems for use in various markets. We commenced business operations in August 2004 through Sunergy Nanjing, a limited liability company established in China. Our holding company incorporated in the British Virgin Islands, Sunergy BVI, acquired all of the equity interests in Sunergy Nanjing in April 2006 through a series of transactions that have been accounted for as a legal reorganization. In anticipation of our initial public offering, we incorporated Sunergy in the Cayman Islands as a listing vehicle on August 4, 2006. Sunergy acquired all of the equity interests in Sunergy BVI upon its issuance of shares to the existing shareholders of Sunergy BVI on August 30, 2006 in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI, and Sunergy BVI became our wholly owned subsidiary. In December 2007, Sunergy BVI incorporated Sunergy Hong Kong in Hong Kong. During the same month, Sunergy BVI transferred all of the equity interests in Sunergy Nanjing to Sunergy Hong Kong, which became the direct holding company of Sunergy Nanjing. We conduct substantially all of our operations through Sunergy Nanjing.

As of the date of this prospectus supplement, we had six solar cell manufacturing lines with an aggregate production capacity of 192 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. We plan to increase our aggregate production capacity of solar cells to approximately 320 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers, by the end of 2008. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. We commenced commercial production of selective emitter cells in the fourth quarter of 2007. In addition, we are focusing on the development of advanced process technologies for manufacturing new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells. We also plan to develop passivated emitter and rear cells in the future.

We sold 4.4 MW and 46.4 MW of solar cells in 2005 and 2006, respectively. In 2007, the shipment of our solar power products amounted to 74.0 MW, including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of modules sold. We had net revenues of $13.7 million, $149.5 million and $234.9 million in 2005, 2006 and 2007, respectively. We incurred a net loss of $0.3 million in 2005, had a net income of $11.8 million in 2006 and incurred a net loss of $4.9 million in 2007.

Industry Background

Our business and revenue growth have been primarily driven by the growing industry demand and our ability to attract new customers and expand our manufacturing capacity at the same time. The solar power market has grown rapidly in the past several years. According to Solarbuzz LLC, or Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, increased from 598 MW in 2003 to 2,826 MW in 2007, representing a CAGR of 47.4%. Under the lowest of three different projections, Solarbuzz expects that annual solar power system installed capacities will further increase to 6,179 MW in 2012. Solar power industry revenues are expected to increase from $17.2 billion in 2007 to $23.7 billion in 2012, representing a CAGR of 8.3%. We believe that growth in the near term will be constrained by the current shortage of silicon raw materials, but is expected to accelerate after 2008.

We believe that the following factors will continue to drive the growth of the solar power industry:

•	government incentives for solar power;

•	growing demand for electricity, supply constraints and desire for energy security; and

•	growing awareness of the advantages of solar power.

Our Competitive Strengths

We believe that the following strengths enable us to compete effectively and to capitalize on the projected growth in the global solar power market:

•	A pure-play solar cell manufacturer;

•	proven track record of capacity expansion and scalable operations;

•	strong research and development capabilities and differentiated technology;

•	production in a low-cost manufacturing region;

•	well-balanced and experienced management team; and

•	strong relationships with established solar power industry participants to achieve solid sales coverage and improve procurement coverage.

Our Strategies

Our objective is to be a global leader in the innovation, development and manufacture of solar cells. We intend to pursue the following strategies to enhance our competitiveness and to increase our market share:

•	continue our focus on high efficiency solar cell research, development and manufacturing;

•	build up a supply chain with reputable upstream and downsteam partners;

•	diversify our customer base and pursue a proactive marketing program for global presence; and

•	recruit, retain and develop key talent to fuel our expansion.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our limited operating history may not serve as an adequate measure of our future prospects and results of operations;

•	the current industry-wide shortage of silicon raw materials may constrain our revenue growth and decrease our gross margins and profitability;

•	our dependence on a limited number of suppliers for key raw materials and customized manufacturing equipment could result in order cancellation and decreased revenues;

•	our quarterly operating results may fluctuate from period to period in the future;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause a reduction in demand for our products and a reduction in our revenues;

•

if solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales may not continue to increase or may even decline, and we may be unable to achieve or sustain profitability;

•	we face competition from both renewable and conventional energy sources and products;

•	we may not be successful in the commercial production of N-type solar cells or other new products; and

•	we may be unable to manage our growth and expansion effectively.

Concurrent Convertible Senior Note Offering

Concurrently with this offering of the borrowed ADSs, we are offering $45 million aggregate principal amount of the convertible senior notes in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. We have granted the initial purchaser in the convertible senior note offering an option to purchase, within a period of 30 days beginning with the date we first issue the convertible senior notes, up to an additional $5 million aggregate principal amount of convertible senior notes solely to cover over-allotments. The convertible senior notes will be convertible, at the option of the holder thereof, into ADSs, initially at a conversion rate of          ADSs per $1,000 principal amount of convertible senior notes (equivalent to an initial conversion price of approximately $             per ADS), subject to adjustment. The convertible senior notes are being offered by means of a separate confidential offering circular. We estimate that the net proceeds from the sale of the convertible senior notes will be approximately $42.9 million, or $47.7 million as adjusted for the exercise of the over-allotment option.

Corporate Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of the date hereof.

*	China Electric Equipment Group Co., Ltd, or CEEG, holds the remaining 5% of the equity interest in Sunergy Shanghai.

In November 2007, Sunergy BVI and CEEG jointly incorporated China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai., in which we hold a 95% interest, and CEEG a 5% interest. According to our current plan, Sunergy Shanghai will primarily engage in solar power research and development activities, and we plan to complete the construction of a research and development center in Shanghai in the first half of 2009.

In December 2007, Sunergy BVI incorporated Sunergy Hong Kong in Hong Kong. During the same month, Sunergy BVI transferred all its equity interest in Sunergy Nanjing to Sunergy Hong Kong, as a result of which Sunergy Hong Kong became the direct holding company of our principal operating subsidiary, Sunergy Nanjing. In November 2007, Sunergy BVI incorporated China Sunergy Europe GmbH in Munich, Germany.

Corporate Information

Our principal executive offices are located at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. Our telephone number at this address is (86 25) 5276 6688 and our fax number is (86 25) 5276 6882.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinasunergy.com. The information contained on our website does not form part of this prospectus supplement. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

The following summary contains basic information about our ADSs being offered and is not intended to be complete. It may not contain all the information that is important to you. For a more complete understanding of our ADSs, please refer to the sections of the accompanying prospectus entitled “Description of Share Capital” and “Description of American Depositary Shares.”

Issuer	China Sunergy Co., Ltd.

Borrowed ADSs Offered	Up to 3,750,000 borrowed ADSs (representing 22,500,000 ordinary shares)

Ordinary Shares to Be Outstanding after This Offering(1)	Up to 260,204,357 ordinary shares (including 22,500,000 ordinary shares represented by the ADSs offered hereby)

Lending Fee	We will not receive any proceeds from the sale of the borrowed ADSs in this offering, but we will receive from CSSEL a nominal lending fee of $0.0006 per borrowed ADS

Listing	Our ADSs are listed on Nasdaq under the symbol “CSUN.”

Lock-up	We and certain of our directors, executive officers and principal shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs until 90 days after the date of this prospectus supplement without first obtaining the written consent of the initial purchaser in the concurrent offering of senior convertible notes, subject to certain exceptions, including that the restrictions will not apply to any pledge of our ADSs or ordinary shares to secure a bona fide loan by certain of our founders. See “Recent Developments—Founder Investments.”

Concurrent Offering	Concurrently with this offering of ADSs, we are offering $45 million of our convertible senior notes (or $5 million if the initial purchaser in the convertible senior note offering exercises its option to purchase additional convertible senior notes in full) by means of a separate offering circular. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Convertible Senior Notes” for a description of the convertible senior note offering.

(1) Excludes the following:

•

2,474,800 ordinary shares reserved for issuance under our Share Incentive Plan, of which 1,949,802 ordinary shares were subject to outstanding options at a weighted average exercise price of $1.2833 per share as of the date of this prospectus supplement.

•

4,190,748 ordinary shares reserved for issuance under our Second Share Incentive Plan, of which 3,476,086 restricted ordinary shares have been granted at a weighted average exercise price of $0.0001 per share as of the date of this prospectus supplement.

Risk Factors	An investment in our ADSs involves risks. You should carefully consider the information set forth in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of operations data for the three years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements in our Annual Report on Form 20-F. Our summary consolidated statement of operations data for the period from August 2, 2004 to December 31, 2004 and the selected consolidated balance sheet data as of December 31, 2004, have been derived from audited consolidated financial statements which are not included in our Annual Report. The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 9, 2008, incorporated by reference in this prospectus supplement. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Period August 2 (Date of Inception) to December 31, 2004		For the Year Ended December 31,
			2005	2006		2007
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	—		$13,750	$149,521		$234,908
Cost of revenues	—		(11,796)	(122,889)		(216,881)

Gross profit	—		1,954	26,632		18,027

Operating expenses:
Selling expenses	—		(38)	(1,014)		(1,644)
General and administrative expenses	$(953	)(1)	(1,584)	(9,901	)(2)	(13,664)
Research and development expenses	—		(49)	(546)		(2,555)

Total operating expenses	$(953	)(1)	(1,671)	(11,461	)(2)	(17,863)
(Loss) income from operations	(953)		283	15,171		164
Net (loss) income	$(959)		$(307)	$11,814		$(4,855)

Dividend on Series A redeemable convertible preferred shares	—		—	(13,377	)(3)	(155)
Dividend on Series B redeemable convertible preferred shares	—		—	(28,552	)(4)	(330)
Dividend on Series C redeemable convertible preferred shares	—		—	(7,097	)(5)	(233)
Net (loss) income attributable to holders of ordinary shares	(959)		(307)	(37,212)		(5,573)
Net (loss) income per share
-Basic	$(0.01)		$(0.00)	$(0.36)		$(0.04)
-Diluted	$(0.01)		$(0.00)	$(0.36)		$(0.04)
Shares used in computation
-Basic	108,000,000		108,000,000	103,583,178		185,165,757
-Diluted	108,000,000		108,000,000	103,583,178		185,165,757
Other Consolidated Financial Data
Gross margin	—		14.2%	17.8%		7.7%
Consolidated Operating Data
Solar cells sold (in MW)	—		4.4	46.4		70.0
Average selling price (in $ per watt)	—		$3.10	$3.22		$2.92

(1)	Included a non-cash charge of $0.8 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.
(2)	Included a non-cash charge of $3.7 million relating to the excess distribution to our president and a non-cash charge of $0.5 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.
(3)	Included a one-time beneficial conversion feature of $13,110,400.
(4)	Included a one-time beneficial conversion feature of $27,999,948.
(5)	Included a one-time beneficial conversion feature of $6,941,170.

	As of December 31,
	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,032	$2,765	$14,750	$60,458
Restricted cash	2,016	21,959	4,952	23,473
Inventories	30	6,647	44,331	56,092
Accounts receivable, net	—	1,705	43,048	26,817
Advances to suppliers	—	17,408	26,281	79,912
Amounts due from related parties	2,256	14,104	1,976	2,112
Prepaid expenses and other current assets	12	281	1,082	16,316
Total current assets	5,346	64,870	136,421	265,708
Property, plant and equipment, net	2,290	13,414	38,730	52,929
Total assets	$8,602	$79,307	$176,327	$321,145

Short-term borrowings	—	$21,685	$69,263	$121,841
Current portion of long-term borrowings	—	—	8,674	—
Accounts payable	721	3,216	11,845	7,157
Advances from customers	—	11,132	950	4,892
Amounts due to related parties	2,335	28,437	4	8
Total current liabilities	3,114	65,393	92,104	136,243
Long-term borrowings	1,812	8,674	—	—
Series A redeemable convertible preferred shares	—	—	13,228	—
Series B redeemable convertible preferred shares	—	—	28,502	—
Series C redeemable convertible preferred shares	—	—	20,056	—
Additional paid-in capital	9,450	9,450	20,145	178,361
Subscription receivable	(5,298)	(3,052)	—	—
Total shareholders’ equity	3,193	5,240	22,280	183,848
Total liabilities, mezzanine equity and shareholders’ equity	$8,602	$79,307	$176,327	$321,145

RECENT DEVELOPMENTS

The following is a summary of our unaudited consolidated statement of operations data for the three months ended March 31, 2007 and 2008, a summary of our unaudited consolidated balance sheet data as of December 31, 2007 and March 31, 2008 and a summary of our unaudited consolidated cash flow data for the three months ended March 31, 2007 and 2008. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with United States generally accepted accounting principles. Results for the first quarter of 2008 may not be indicative of our full year results for 2008 or for future quarterly periods. See “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2007 and filed with the Securities and Exchange Commission on June 9, 2008, incorporated by reference in this prospectus, for information regarding trends and other factors that may influence our results of operations.

Unaudited Condensed Consolidated Income Statement Information

(In thousands of U.S. dollars, except ADS and per ADS data)

	Three Months Ended
	March 31, 2007	March 31, 2008
Net revenues	$58,235	$77,040
Cost of revenues	(48,597)	(69,936)

Gross profit	$9,638	$7,104

Operating expenses:
Selling expenses	(223)	(617)
General and administrative expenses	(2,578)	(3,798)
Research and development expenses	$(295)	$(506)

Total operating expenses	$(3,096)	$(4,921)

Income/(Loss) from operations	6,542	2,183
Interest expense	(1,423)	(1,874)
Interest income	58	394
Other income/(expenses), net	$176	$201

Income/(Loss) before income tax	5,353	904
Income tax (expense) benefit	17	(359)
Net income/(loss)	5,370	545
Dividend on Series A redeemable convertible preferred shares	(98)	—
Dividend on Series B redeemable convertible preferred shares	(209)	—
Dividend on Series C redeemable convertible preferred shares	$(147)	—

Net income/(loss) attributable to ordinary shareholders	$4,916	$545

Net income/(loss) per ADS
Basic	$0.17	$0.01
Diluted	$0.17	$0.01
Weighted average ADS outstanding
Basic	17,424,000	39,603,782
Diluted	29,780,463	39,761,711

Unaudited Condensed Consolidated Balance Sheet Information

(In thousands of U.S. dollars, except share data)

	As of
	December 31, 2007	March 31, 2008
Assets
Current Assets
Cash and cash equivalents	$60,458	$110,397
Restricted cash	23,473	26,054
Accounts Receivable (net)	26,817	9,498
Other receivable (net)	16,316	19,039
Inventories	56,092	53,501
Advance to suppliers	79,912	44,903
Amount due from related companies	2,112	569
Current deferred tax assets	$527	$430

Total current assets	$265,707	$264,391
Property, plant and equipment, net	52,929	66,410
Land use rights	2,179	2,168
Deferred tax assets	$329	$262

Total assets	$321,144	$333,231

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	121,841	121,812
Accounts payable	7,157	8,275
Accrued expenses and other current liabilities	2,344	2,809
Advance from customers	4,893	5,602
Amount due to related companies	8	1,744
Income tax payable	—	195

Total current liabilities	$136,243	$140,437
Other liabilities	1,053	1,019

Total liabilities	$137,296	$141,456

Shareholders’ equity
Ordinary shares: US$0.0001 par value; 237,704,357 and 237,332,777 shares issued outstanding as of March 31, 2008 and December 31, 2007, respectively	24	24
Additional paid-in capital	178,361	179,577
Retained (deficit) earnings	(4,855)	(4,310)
Accumulated other comprehensive income	10,318	16,484

Total shareholders’ equity	$183,848	$191,775

Total liabilities and shareholders’ equity	$321,144	$333,231

Unaudited Condensed Consolidated Cash Flow Statement Information

(In thousands of U.S. dollars)

	Three Months Ended
	March 31, 2007	March 31, 2008
Operating activities:
Net income (loss) attributable to holders of ordinary shares	$4,916	$545
Dividend on Series A redeemable	98	—
Dividend on Series B redeemable	209	—
Dividend on Series C redeemable	147	—

Net Income (Loss)	$5,370	$545
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	969	1,272
Bad debt provision	—	14
Inventory provision	190	455
Share based compensation	115	739
Provision for warranty costs	12	26
Changes in operating assets and liabilities:
Inventories	3,956	2,135
Accounts receivable	13,469	17,319
Advances to suppliers	(23,735)	34,996
Prepaid expenses and other current assets	(319)	(2,246)
Amounts due from related parties	(2,975)	1,543
Accounts payable	3,403	693
Accrued expenses and other current liabilities	624	411
Advances from customers	4,734	709
Amount due to related parties	2	1,735
Deferred other income	—	(60)
Interest and income tax payable	524	249
Deferred tax assets	(17)	164

Net cash provided by (used in) operating activities	$6,322	$60,699

Investing activities:
Purchases of property, plant and equipment	(1,957)	(12,206)
Change in restricted cash	(9,531)	(2,580)

Net cash used in investing activities	$(11,488)	$(14,786)

Financing activities:
Proceeds from short-term bank borrowings	55,841	53,757
Repayment of bank borrowings	(21,341)	(58,644)

Net cash (used in) provided by financing activities	$(34,500)	$(4,887)

Effect of exchange rate changes used	$1,372	$8,913

Net increase in cash and cash equivalents	30,706	49,939
Cash and cash equivalents at the beginning of the period	14,749	60,458

Cash and cash equivalents at the end of the period	$45,455	$110,397

Result of Operations

Net Revenues. In the three months ended March 31, 2008, our net revenues increased by $18.8 million to $77.0 million from $58.2 million for the same period in 2007. The increase was primarily attributable to an increase in our production output of solar cells. We sold 23.2 MW of solar cells in the three months ended March 31, 2008, compared to 17.0 MW of solar cells sold in same period in 2007. We also shipped 0.4 MW of solar cells processed under OEM arrangements in the three months ended March 31, 2008. The increase in our net revenues was also partly attributable to an increase in the average selling prices of our solar cells, from US$2.95 per watt in the first quarter of 2007 to US$3.23 per watt in the first quarter of 2008 primarily as a result of increased sale of high efficiency cells, because the average selling price for our high efficiency cells was 5.5% higher per watt during the first three months of 2008 than that for our P-type cells, as well as stronger product demand from customers, and depreciation of the U.S. dollar. Although higher than our revenues for the three months ended March 31, 2007, our net revenues were negatively affected by the three-week suspension of our operations caused by the heavy snowstorm in China in the first quarter of 2008.

Cost of Revenues. Our cost of revenues increased by $21.3 million to $69.9 million in the three months ended March 31, 2008 from $48.6 million for the same period in 2007, primarily because of our significant expansion of manufacturing capacity and output, and the higher prices for silicon raw materials. As a percentage of our total net revenues, our cost of revenues increased to 90.8% in the three months ended March 31, 20008 from 83.4% for the same period in 2007. The increase in percentage terms was primarily due to an increase in the price of silicon wafers.

Gross Profit. As a result of the foregoing, our gross profit decreased by $2.5 million to $7.1 million for the three months ended March 31, 2008 from $9.6 million for the three months ended March 31, 2007. Our gross margin decreased to 9.2% from 16.6% for the same periods, mainly due to higher wafer costs.

Operating Expenses. Our operating expenses increased by $1.8 million to $4.9 million in the three months ended March 31, 2008 from $3.1 million for the same period in 2007. The increase in operating expenses was due primarily to increases in general and administrative expenses in connection with the expansion of our business. The total operating expenses included $0.7 million of share-based compensation charges in connection with share options and restricted shares granted to our employees and officers, compared to $0.1 million for the same period in 2007.

Interest Expense. Our interest expense increased by $0.5 million to $1.9 million in the three months ended March 31, 2008 from $1.4 million for the same period in 2007. The increase in our interest expense was due to an increase in our short-term borrowings.

Net Income (Loss). As a result of the foregoing, our net income for the three months ended March 31, 2008 was $0.5 million, as compared to $5.4 million for the three months ended March 31, 2007.

Liquidity and Capital Resources

As of March 31, 2008, we had $110.4 million in cash and cash equivalents and $121.8 million in outstanding borrowings. All of our current loans will become due within one year of the date of this prospectus supplement. These borrowings expire at various times throughout the year. See “Risk Factors—Risks Related to Our Company and Our Industry—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.”

As of March 31, 2008, approximately $15.7 million and $17.1 million of our borrowings described above were secured by pledges of our raw materials and offshore standby letters of credit, respectively. The remaining short-term borrowings were guaranteed by China Electric Equipment Group Co., Ltd. (an entity controlled by Mr. Tingxiu Lu, our chairman), Mr. Tingxiu Lu in his personal capacity and Wuxi Guofei Green Power Source Co., Ltd., one of our major customers.

Our advances to suppliers decreased significantly to $44.9 million as of March 31, 2008 from $79.9 million as of December 31, 2007, primarily as a result of stricter cash management and control measures. Accounts receivable (net) decreased by $17.3 million to $9.5 million as of March 31, 2008 from $26.8 million as of December 31, 2007.

Cash Flows

Net cash provided by operating activities amounted to $60.7 million in the three months ended March 31, 2008, compared to $6.3 million in the three months ended March 31, 2007. The increase in net cash provided by operating activities was mainly attributable to significant decreases in advances to our suppliers and in accounts receivable, primarily due to our implementation of stricter cash management and control measures. Net cash used in investing activities for the three months ended March 31, 2008 amounted to $14.8 million, as compared to $11.5 million for the same period in 2007. Net cash used by financing activities was $4.9 million in the three months ended March 31, 2008, consisting primarily of our repayment of bank borrowings.

Capital Expenditures

We incurred capital expenditures of $12.2 million in the three months ended March 31, 2008. Our capital expenditures have been used primarily to build our plant and to purchase equipment for our solar cell manufacturing lines. We expect to have an additional approximately $48 million of capital expenditures for the remaining nine months of 2008, including another $21 million for expansion of our selective emitter cell production lines, $11 million for conversion of existing mono-crystalline P-type production lines to high efficiency HP production lines, and $8 million for construction of our research facility in Shanghai.

Technological Developments

For the first three months of 2008, we recorded average conversion efficiencies of 17.2% for our selective emitter cells, 16.8% for our high efficiency HP cells, and 16.5% for our mono-crystalline P-type cells, for an average of 16.8% for these three types of mono-crystalline cells.

Founder Investments

Mr. Tingxiu Lu, our chairman, as well as three of our other founders, Dr. Jianhua Zhao, our vice chairman, chief technology officer and a director, Dr. Aihua Wang, our vice president—research and development and the spouse of Dr. Zhao, and Dr. Fengming Zhang, our vice president—manufacturing technology and a director, who collectively own 29.2% of our outstanding share capital, intend to make an equity investment in a company that intends to produce raw materials used in the crystalline technology-based solar power industry. To finance this investment, Mr. Lu, Dr. Wang, Dr. Zhao and Dr. Zhang, or our founders, intend to obtain debt financing secured by a substantial portion of their shares in our company. The lock-up agreements entered into between the founders and Credit Suisse in connection with this offering contain an exception that permits the founders to pledge any or all of their shares in our company as security for such debt financing. See “Underwriting.”

SELECTED QUARTERLY RESULTS OF OPERATIONS

The following table presents our unaudited consolidated quarterly results of operations for the nine quarterly periods ended March 31, 2008. You should read the following table in conjunction with our audited consolidated financial statements and related notes incorporated by reference from our Annual Report on Form 20-F filed on June 9, 2008. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar power products as well as fluctuations in our expenses, including our cost of raw materials. Purchases of solar products tend to decrease during the winter months due to adverse weather conditions, which can complicate the installation of solar power systems. For additional risks, see “Risk Factors—Risks Related to our Company and Our Industry.”

		Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
		(in thousands except operating data)
Consolidated Statement of Operations Data
Net revenues	$14,077	27,976	36,776	70,691	58,235	56,220	48,956	71,497	77,040
Cost of revenues	(11,589)	(24,556)	(30,489)	(56,255)	(48,597)	(53,452)	(47,944)	(66,888)	(69,936)

Gross profit	2,488	3,420	6,287	14,436	9,638	2,768	1,011	4,609	7,104
Operating expenses:
Selling expenses	(52)	(53)	(357)	(552)	(223)	(418)	(432)	(571)	(617)
General and administrative expenses	(5,130)	(883)	(1,781)	(2,107)	(2,579)	(2,584)	(3,731)	(4,771)	(3,798)
Research and development expenses	(31)	(30)	(140)	(345)	(295)	(1,365)	(446)	(449)	(506)

Total operating expenses	(5,213)	(966)	(2,278)	(3,004)	(3,096)	(4,366)	(4,610)	(5,791)	(4,921)

Income from operations	(2,725)	2,455	4,009	11,432	6,542	(1,598)	(3,599)	(1,182)	2,183
Interest expenses	(504)	(640)	(935)	(923)	(1,423)	(1,897)	(2,047)	(2,027)	(1,874)
Interest income	59	223	165	(27)	58	503	560	456	393
Other income (expenses), net	(20)	(217)	(606)	(2)	176	(640)	525	32	201

Income (loss) before income taxes	(3,190)	1,821	2,633	10,480	5,353	(3,632)	(4,561)	(2,720)	904
Tax benefit (expense)	1	16	14	39	17	89	133	467	(359)

Net (loss) income	$(3,189)	1,837	2,647	10,519	5,370	(3,544)	(4,427)	(2,254)	545

Consolidated Operating Data
Solar cells sold (in MW)	4.46	9.18	11.45	21.26	7.03	14.29	16.24	22.41	23.22
Average selling price (in $ per watt)	$3.02	3.04	3.18	3.36	2.95	2.82	2.85	3.02	3.03

RISK FACTORS

An investment in our ADSs and ordinary shares involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Company and Our Industry

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis for evaluating our business, financial performance and prospects. We completed our first solar cell manufacturing line in June 2005 and began commercial shipment of solar cells in August 2005. Relative to the solar power industry as a whole, we have sold only a limited number of solar cells and have recognized limited revenues from sales of our solar cells. In line with the rapid growth of the solar power industry, we have experienced a high growth rate since we began commercial shipment of solar cells. Our net revenues increased from $149.5 million in 2006 to $234.9 million in 2007. We may not be able to achieve similar growth, or any growth, in future periods. In addition, our future success will require us to continue to expand our manufacturing capacity and total output significantly beyond current levels. We may not be able to achieve or maintain satisfactory manufacturing yields or conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, following the expansion of our operations. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we face as an early-stage company seeking to develop and manufacture new products in a rapidly evolving market.

We have incurred losses in certain periods and may incur losses in the future.

We incurred net losses of $0.3 million and $4.9 million in 2005 and 2007, respectively. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. We expect our costs and expenses to increase as we expand our operations. Our ability to achieve and maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our products as well as our ability to provide new products to meet the demands of our customers, our ability to achieve our manufacturing expansion plans and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

The current industry-wide shortage of silicon raw materials may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar cells, and is also used in the semiconductor industry. Polysilicon is created by refining quartz sand. In order to manufacture solar cells, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. We primarily purchase wafers from third-party suppliers to manufacture our solar cells. We also procure polysilicon, silicon ingots and other silicon-based raw materials from various suppliers, and outsource the production of silicon wafers from these raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the originating company. Sometimes, we also sell polysilicon raw materials to wafer manufacturers and purchase silicon wafers from them under buy-and-sell arrangements. In order to meet a portion of our raw material requirements, we also enter into buy-and-sell arrangements with some of our customers, under which we secure silicon wafers from some of our customers, and sell solar cells to them in return. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a substantial majority of our cost of revenues since we began our commercial production of solar cells in August 2005. In contrast to some of our vertically integrated competitors that can obtain polysilicon supplies internally below market price, we do not have, and will not in the foreseeable future establish, any polysilicon or wafer manufacturing facilities.

The global supply of polysilicon is controlled by a limited number of producers and there is currently an industry-wide shortage of polysilicon due to the growing demand for solar power products and the continuing expansion of the semiconductor industry. According to Solarbuzz, an independent solar energy research firm, the average long-term supply contract price of polysilicon is expected to increase from $60-$65 per kilogram in 2007 to $65-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for polysilicon were, in some cases, as high as $400 per kilogram in 2007. Increases in the price of polysilicon have resulted in increases in the price of wafers. These increases in the price of silicon raw materials have in the past increased our production costs and may continue to impact our cost of revenues and net income. Partially as a result of such increases, our gross margin decreased significantly from 17.8% in 2006 to 7.7% in 2007. We do not expect that the supply shortage of polysilicon and silicon-based raw materials, including crystalline silicon ingots and silicon wafers, will be remedied in the near term.

Partly as a result of the industry-wide shortage, we have, from time to time, faced a shortage of silicon raw materials and experienced late delivery from suppliers and have had to purchase silicon raw materials of lower quality that have resulted in lower conversion efficiencies and reduced revenues per cell. We may continue to face such shortages, late delivery or lower quality of supply in the future for the following reasons, among others. First, we do not have a history of long-term relationships with silicon or wafer raw material suppliers. Second, many of our competitors, who also purchase silicon raw materials from our suppliers, have had stronger relationships as well as greater bargaining power over the suppliers. Currently we procure a substantial portion of our silicon wafer or other silicon-based raw material supplies under short-term supply contracts. To address the shortage of silicon wafer supplies, we also secure silicon wafers from some of our customers and sell solar cells to them in return. We also seek to forge long-term supply relationships with global and domestic suppliers throughout the supply chain in an effort to secure a cost-effective supply of silicon wafers and silicon-based raw materials. However, we cannot assure you that our procurement efforts will be successful in ensuring an adequate supply of silicon raw materials at commercially viable prices or at satisfactory quality to meet our solar cell production requirements. If we are unable to meet customer demand for our products, or if our products are only available at a higher cost because of a shortage of silicon raw materials, we could lose customers, market share and revenue. This would materially and adversely affect our business, financial condition, results of operations and cash flow.

Our dependence on a limited number of third-party suppliers for key raw materials and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon raw materials, primarily silicon wafers, from a limited number of third-party suppliers. Our top ten suppliers supplied approximately 55.2% of the silicon raw material supplies we procured in 2007, mostly under contracts with a term of less than one year. If we fail to develop or maintain our relationships with our major suppliers, we may be unable to manufacture our products or our products may only be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells.

Furthermore, some of our suppliers have failed to perform their delivery obligations in the past. For example, one of our suppliers contracted to sell to us 8.3 MW of monocrystalline wafers in 2007, but failed to perform its contractual delivery obligations. In addition, in 2007 we entered into an agreement with a Taiwan-based wafer provider for a supply of approximately 68 MW of silicon wafers for 2007, 2008 and 2009. However, the first delivery under the above agreement has been delayed to July 2008, and we are not sure that the supplier will timely deliver wafers according to the delayed schedule. In 2007, we also had suppliers providing us with substandard quality silicon wafers, which resulted in our cells having lower efficiency, thereby decreasing our production as measured in MW. In April 2008, the Nanjing Intermediate People’s Court issued a judgment in our favor against Wuxi Zhuriyi International Trade Co., Ltd. for its failure to perform its contractual obligations to deliver us silicon raw materials. In addition, we have filed civil litigation with the Nanjing Intermediate People’s Court against Suzhou Shenlong PV Technology Co., Ltd. for its failure to perform its contractual obligations to deliver us silicon wafers. However, many of our contracts do not provide for a remedy for non-delivery beyond a refund of any advance payment that we may have made, and our legal recourse in cases of non-delivery may be limited.

The failure of any major supplier to supply raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products and could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms. The pricing terms under our raw material supply framework agreements generally are to be determined based on future negotiations. If we cannot reach agreement on pricing terms with those suppliers in the future, those agreements will not be enforceable and we would then need to seek alternative supplies. In such an event, we may not be able to secure sufficient alternative supplies.

In addition, certain of our manufacturing equipment has been designed and made specifically for us. As a result, such equipment is not readily available from multiple vendors and would be difficult to repair or replace. Any significant damage to, or breakdown of, our customized manufacturing equipment could cause material interruptions to our operations and consequentially could have a material adverse effect on our business and results of operations.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of March 31, 2008, we had $110.4 million in cash and cash equivalents, and we had $121.8 million in outstanding borrowings, all of which would become due within one year of the date of this prospectus supplement. We cannot assure you that we will be able to obtain extensions of these facilities as they mature. In the event we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth. As of the date of this prospectus supplement, we still need additional debt or equity financing of approximately $40 million to finance the remaining cost of our planned expansion of our manufacturing lines, the modification of our existing manufacturing lines and the construction of our Shanghai research facility.

Given the current state of the industry, we generally need to make prepayments to our suppliers of silicon raw materials in advance of shipment. As a result, our purchases of silicon raw materials have required, and we anticipate will continue to require, us to make significant working capital commitments. We will also incur additional capital expenditures for the future expansion and modification of our manufacturing lines. As a result of these requirements, we expect to require additional debt or equity financing. Furthermore, we have granted credit terms for our sales to some of our large customers. Receivables from our top three customers represented approximately 82.1% of our total accounts receivable as of December 31, 2007, and failure to timely collect our receivables may adversely affect our cash flows. If we fail to effectively manage our cash flows from operations, borrowings and equity contributions to support our cash flow requirements, we may encounter difficulty in liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

In order to secure more supply of silicon raw materials, we make advance payments to most of our silicon raw material suppliers, consistent with industry practice. Our advances to suppliers were approximately $79.9 million as of December 31, 2007. We depend on a limited number of suppliers and we make such advance payments without receiving collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

Price changes for our silicon raw materials and products due to changes in seasonal demand, unpredictable events such as adverse weather conditions and natural disasters, and other factors, may adversely affect our quarterly operating results from time to time.

The availability of polysilicon, an essential raw material for our production of solar cells, is uncertain, and its price is volatile. Historically our margins and results of operations have been materially adversely affected by the availability and price of polysilicon and other silicon raw materials. The market prices for our products are also subject to fluctuation due to a number of other factors and could decline unexpectedly. For example, the price for solar cells in Germany, which is used throughout our industry as a pricing benchmark, could be adversely affected by changes in the subsidies available for solar power, and price declines in Germany or in any other major market for solar cells could adversely affect our average selling prices. Purchases of solar power products also tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products. Our quarterly operating results also may fluctuate from period to period due to other factors, including adverse weather conditions and natural disasters. For example, unusually heavy snowstorms in central China in the first quarter of 2008 disrupted our power supply and the transportation of our raw materials and finished products, forcing us to suspend our operations for three weeks. Any of these various factors could negatively affect our production, margins and results of operations and, as a result of these factors, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Almost all of our solar cells sold are eventually utilized in the on-grid market, where the solar power systems are connected to the utility grid and generate electricity to feed into the grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into cost per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in almost all locations. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and

China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products in order to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy. These government economic incentives could potentially be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and is a significant market for our customers that engage in solar module manufacturing and system integration businesses. Utilities in Germany are generally obligated to purchase electricity generated from grid-connected solar power systems at defined feed-in tariff rates, which will decline over time according to a predetermined schedule. Specifically, German subsidies decline at a rate of 5.0% to 6.5% per year for systems installed after 2006 based on the type and size of the solar power systems. Political or market changes in Germany could result in significant reductions or eliminations of subsidies or economic incentives, such as a more accelerated reduction of feed-in tariffs than as planned according to the current schedule. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to achieve or sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•

fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end users of solar power products; and

•	deregulation of the electric power industry and the broader energy industry.

If solar power technology is not viable for widespread adoption or sufficient demand for solar power products does not develop or develops to a lesser extent than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include solar power divisions of large conglomerates such as BP Solar, Kyocera, Sanyo and Sharp Corporation, as well as specialized cell manufacturers such as Motech Industries Inc., Q-Cells AG, Suntech Power Holdings Co., Ltd., Solarfun Power Holdings Co., Ltd. and JA Solar Holdings Co., Ltd. Some of our competitors, for example Renewable Energy Corporation ASA, have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. During the current period of silicon supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar cell manufacturers. Many of our competitors have a stronger market position than ours and have larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, which may ultimately have costs similar to, or lower than, our projected costs. There are also other companies planning to enter into the solar cell business. For example, we may face competition from semiconductor manufacturers, a few of which have already announced their intention to start producing solar cells. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs due to their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as obtaining silicon wafer supplies at times of shortage. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technology standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology and the expansion of efficient production capacity based on crystalline silicon, which today is the primary technology used by most solar cell manufacturers. Some overseas producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. Failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, we may lose market share. If we are unable to successfully design, develop and bring to market competitive new solar power products or enhance our existing solar power products, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar power products. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may not be successful in the commercial production of N-type solar cells, selective emitter cells or other new products, which could limit our growth prospects.

We are currently developing process technologies for manufacturing N-type solar cells. The conversion efficiency rate of N-type solar cells may generally be higher than that of P-type solar cells. But there are substantial technical difficulties in manufacturing N-type solar cells on a large scale, such as the difficulties associated with applying electrical contacts to silicon materials. Therefore, we believe that to date, only a limited number of manufacturers in the world produce N-type solar cells on a commercial scale.

We may face significant challenges in manufacturing N-type solar cells. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell conversion efficiencies and, in some cases, cause production to be suspended or yield no output. In addition, the silicon wafer required for the manufacture of N-type solar cells is different from that used for the manufacture of P-type solar cells. We may face difficulty in securing wafer supply for the manufacture of N-type solar cells. If we are unable to commence manufacturing our N-type solar cells on a timely basis, or if we face technological difficulties in cost-efficiently producing our N-type solar cells with the expected performance on a stable level, or if we are unable to secure sufficient raw material supplies or generate sufficient customer demand for our N-type solar cells, our business and prospects may be adversely impacted.

In addition, we commenced mass commercial production of selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. We also plan to develop passivated emitter and rear cells in the future. However, these products are still new and their stability and performance is still unproven. We may face difficulty in the development and commercial production of selective emitter cells, passivated emitter and rear cells or other new products. We may also have difficulty in converting existing manufacturing lines or installing new manufacturing lines for the production of new products. These difficulties could arise from a number of reasons, including difficulties or delays in obtaining or installing equipment, adapting our production to new processes or training our personnel. We may also have difficulties in achieving the higher conversion efficiencies that we expect to achieve with these new products. Any of these difficulties may adversely affect our business, results of operations and financial condition.

Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and total output, which exposes us to a number of risks and uncertainties.

We currently have six solar cell manufacturing lines, and we expect to add another four lines by the end of 2008 to raise our annual production capacity from 192 MW to approximately 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our future success depends on our ability to significantly increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all, to purchase raw materials and to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of silicon raw materials and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention; and

•	the ability to secure sufficient silicon raw materials, primarily silicon wafers, to support our expanded manufacturing capacity.

If we are unable to establish or successfully operate additional manufacturing capacity, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity as planned, we will be able to generate sufficient customer demand for our solar power products to support our increased production levels.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems, which could negatively impact our future revenue.

The technology for the manufacture of solar cells is highly complex and is continually being modified in an effort to improve yields and product performance. The quality of the raw materials used, microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, or malfunctions of the equipment or facilities used can lower yields, cause quality control problems, interrupt production or result in losses of products in process.

Because our existing manufacturing capabilities are, and our future manufacturing capabilities will likely remain, concentrated in our manufacturing facilities in Nanjing, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, the unusually heavy snowstorms in the first quarter of 2008 disrupted our power supply and forced us to suspend our manufacturing operations for three weeks. Any disruption in our manufacturing process that forces us to shut down and restart our production causes a drop-off in production quality during the first two or three weeks after we resume production, which in turn reduces our yield as more of our output falls below our quality control standards during that period.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Tingxiu Lu, our chairman, Dr. Jianhua Zhao, our vice chairman and chief technology officer, Mr. Ruennsheng Allen Wang, our chief executive officer, Mr. Kenneth Luk, our chief financial officer, and Dr. Aihua Wang, our vice president. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all. For example, after our previous chief financial officer James Shaofeng Qi resigned in August 2007, approximately four months elapsed before Mr. Kenneth Luk, our current chief financial officer, joined us in December 2007. If we lose the services of our executive officers or key employees, especially if we cannot timely find replacements, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between our executive officers or our key employees and us, these agreements may not be enforceable in China, where these executive officers or our key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

Our costs and expenses may be greater than those of our competitors if we enter into fixed-price, prepaid arrangements with our suppliers.

Historically we have secured a portion of our supply of silicon raw materials through fixed-price, prepaid supply arrangements with domestic suppliers. We may enter into such fixed-price supply contracts in the future. If we enter into such contracts, our cost of revenues may be greater than that of our competitors if the price of silicon raw materials decreases in the future. Additionally, if demand for our solar cells decreases, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we would not be able to pass these increased costs and expenses on to our customers, our business, results of operations and financial condition may be materially and adversely affected.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar cells to a limited number of customers. Our top three customers contributed over 48.1% of our net revenues in 2007. Sales to our top five customers accounted for 56.9% of our net revenues during the same period. Sales to each of Wuxi Guofei Green Energy Source Co., Ltd. and aleo solar AG contributed over 10% of our net revenues for the year ended December 31, 2007.

Sales to our customers are typically made through non-exclusive arrangements. We anticipate that our dependence on a limited number of customers will continue in the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

If we fail to manage our growth and expansion effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationships with raw material suppliers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. If we fail to manage our growth effectively, that failure may have a material adverse effect on our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire technologies, businesses or assets that are complementary to our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2007, we sold approximately 35.7% of our products to customers outside of China. We intend to continue to expand our sales in Europe as well as in other overseas markets such as the United States, Korea and other Asian countries and regions. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain the qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have three patents and four pending patent applications in China. We cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

Furthermore, we have granted NewSouth Innovations Pty Limited, or NewSouth Innovations, a non-exclusive, royalty-free license to use the technology for manufacturing N-type solar cells covered in one of our patents in China for internal research purposes, and a right to commercially utilize or sublicense such technology after March 1, 2009, provided that they may not sublicense such technology to certain of our Chinese competitors until after March 1, 2010. As a result, we may not be able to block our competitors from using the technology covered by this patent after March 1, 2010, which could have a material adverse effect on our business, financial condition or operating results.

In addition, litigation may be necessary to enforce our intellectual property rights. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Changes to existing regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical requirements regarding the interconnection between customer-owned electricity generation and the grid. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and to design products that comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us or cause a significant reduction in demand for our solar power products.

Fluctuations in exchange rates could adversely affect our business.

A major portion of our sales is denominated in Renminbi and Euros, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, could affect our net profit margins and could result in foreign exchange losses and operating losses.

We had net foreign exchange losses of $1.3 million and $1.2 million in 2006 and 2007, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We believe we are in material compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance or business interruption insurance. As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operation.

Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. In 2007, we sold 1.6 MW of solar modules, in most cases with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold solar cells only since August 2005. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the audits of our financial statements as of and for the years ended December 31, 2004, 2005 and 2006, we and our independent registered public accounting firm identified certain deficiencies in our internal controls, including a material weakness and a number of significant deficiencies, as then defined in the applicable rules of the Public Company Accounting Oversight Board. The material weakness was insufficient resources in our accounting department to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP. Significant deficiencies included issues relating to segregation of duties, reconciliations between sub-ledger and the general ledger, management of inventory and fixed assets, recording of construction-in-progress, salary expense recording, and transaction balance reconciliations. In addition, our independent registered public accounting firm identified a treasury and cash flow planning deficiency. These deficiencies could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements and could negatively affect our ability to comply with the requirements of U.S. GAAP. In connection with the audit of our financial statements as of and for the year ended December 31, 2007, we and our independent registered public accounting firm identified several significant deficiencies in connection with access control on important transactions in our enterprise resource planning, or ERP, system, our management of inventory and fixed assets, bad debt provision and ERP software application development.

It is important to note that neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting deficiencies in our internal control over financial reporting, as we and they will be required to do beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008. We believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have undertaken remedial steps and plan to continue to take additional remedial steps to improve our internal control over financial reporting and our disclosure controls. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. If we are unable to implement solutions to deficiencies in our existing internal control over financial reporting and our disclosure controls and procedures, or if we fail to maintain an effective system of internal control over financial reporting and an effective system of disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud, and as a result, investor confidence and the market price of our ADSs may be adversely impacted.

Our chairman and our other founders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders, including with regard to their plan to invest in another company to produce raw materials used in the crystalline technology-based solar power industry.

Mr. Tingxiu Lu, our chairman, currently beneficially owns 16.5% of our outstanding share capital. Further, most of our bank borrowings are guaranteed by China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Lu. CEEG recently agreed to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion until May 2010, subject to adjustment in the event of a material change in CEEG’s credit or operational status. Mr. Lu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

Mr. Lu, as well as three of our other founders, Dr. Jianhua Zhao, our vice chairman, chief technology officer and a director, Dr. Aihua Wang, our vice president—research and development and the spouse of Dr. Zhao, and Dr. Fengming Zhang, our vice president—manufacturing technology and a director, who together with Mr. Lu collectively own 29.2% of our outstanding share capital, intend to make an equity investment in a company that intends to produce raw materials used in the crystalline technology-based solar power industry. To finance this investment, Mr. Lu, Dr. Wang, Dr. Zhao and Dr. Zhang, or our founders, intend to obtain debt financing secured by a substantial portion of their shares in our company. The lock-up agreements entered into between the founders and Credit Suisse in connection with this offering contain an exception that permits the founders to pledge any or all of their shares in our company as security for such debt financing. Our founders’ possible investment in this other company and pledge of their shares may cause their interests not to be aligned with those of our other shareholders. See “Underwriting” and “Recent Developments—Founder Investments.”

We have been named as defendant in connection with securities class action lawsuits, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in three purported class actions currently pending in the United States District Court for the Southern District of New York—Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). The plaintiffs in these cases allege that we made false and misleading statements in our registration statement and prospectus in connection with our initial public offering in May 2007 regarding, among other things, the procurement of polysilicon and seek unspecified damages. Although we intend to vigorously defend against the class actions, it is time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future lawsuits could materially and adversely affect our results of operations and financial condition.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and a majority of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or control economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our wholly owned subsidiary, China Sunergy (Nanjing) Co., Ltd., or Sunergy Nanjing, previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China. Sunergy Nanjing is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations have not been fully developed and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiary for our cash needs.

We conduct substantially all of our operations through Sunergy Nanjing. We rely on dividends paid by Sunergy Nanjing for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Sunergy Nanjing is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Sunergy Nanjing is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if Sunergy Nanjing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, the dividends we receive from our PRC subsidiary may also be adversely affected by the new PRC Enterprise Income Tax Law, or the New EIT Law, and its Implementing Regulation, which became effective on January 1, 2008. See “—Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.”

Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its Implementing Regulation, which have become effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to a 25% PRC income tax on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to a 25% PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such 25% PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, Sunergy Nanjing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its Implementing Regulation, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Sunergy (Hong Kong) Co., Ltd., or Sunergy Hong Kong, the direct holder of the 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the Implementing Regulation of the New EIT Law, if we and Sunergy Hong Kong were regarded as resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC income tax. If we were regarded as a non-resident enterprise and Sunergy Hong Kong were regarded as a resident enterprise, then Sunergy Hong Kong would be required to withhold a 10% withholding tax on any dividends payable to us, while if Sunergy Hong Kong is regarded as a non-resident enterprise, then Sunergy Nanjing would be required to withhold a 5% withholding tax on any dividends payable to Sunergy Hong Kong. In either case, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we incur, could be materially reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the concept of “place of effective management,” if we are regarded as a PRC resident enterprise, under the New EIT Law any dividends to be distributed by us to our non-PRC shareholders will be subject to a withholding tax. We also cannot assure you that any gain realized by non-PRC shareholders or holders of our ADSs from the transfer of our shares or ADSs will not be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs, and your investment in our ADSs may be materially and adversely affected.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20.3% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and June 20, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has increased and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Sunergy Nanjing is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Sunergy Nanjing under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Sunergy Nanjing borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Sunergy Nanjing by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Sunergy Nanjing to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Our business benefits from certain PRC preferential tax treatments. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing was also entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation and to a 50% reduction of its applicable income tax rate for the succeeding three years. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the New EIT Law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. The New EIT Law also provides for transitional measures for enterprises established prior to the promulgation of the New EIT Law and eligible for lower tax rate preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the unified tax rate over a five-year transitional period from January 1, 2008 (enterprises which were subject to enterprise income tax rate of 24% before January 1, 2008 are subject to enterprise income tax of 25% from January 1, 2008); enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the New EIT Law and until their preferential treatments expire. If the preferential tax rate currently enjoyed by us is not available after the expiration of the preferential tax treatment period, or the preferential tax rate is modified or revoked, our financial condition and results of operations may be adversely affected. In addition, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the preferential tax treatment we enjoy.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. The application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of our PRC counsel, Jun He Law Offices, that although the CSRC generally has jurisdiction over overseas listing of SPVs like us, it was not necessary for us to obtain CSRC approval for our initial public offering given the fact that we had legally completed the acquisition of all the equity interest in Sunergy Nanjing before the new regulation became effective. Uncertainty as to how this regulation will be interpreted or implemented still remains. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, restrict or prohibit payment or remittance of dividends by Sunergy Nanjing, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under Circular No. 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. We have not filed amendments to the registrations with SAFE in connection with the acquisition of Sunergy BVI’s interest in Sunergy Nanjing by Sunergy Hong Kong and the establishment of Sunergy Shanghai by Sunergy BVI and CEEG. Some of our shareholders who are PRC residents have not completed the amendments to their registrations with SAFE following our initial public offering on May 17, 2007. These failures and any future failure by us to register with SAFE or by us or any of our shareholders who are PRC residents or controlled by a PRC resident to comply with relevant requirements under Circular No. 75 could subject us to fines or sanctions imposed by the PRC government, including restrictions on the ability of Sunergy Nanjing and Sunergy Shanghai to pay dividends or make distribution to us and our ability to increase our investment in or provide loans to

Sunergy Nanjing and Sunergy Shanghai. This limitation could affect our ability to make payments of interest and principal on our debt, including such payments in respect of the convertible senior notes.

All participants of our existing equity compensation plan who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On February 1, 2007, the Implementing Regulation of the Administration Measures for Individual Foreign Exchange, or the Implementing Regulations of MIFE came into effect, which provides that in the case of a domestic individual participating in an employee stock ownership plan or stock option plan of an overseas listed company, the required foreign exchange administrative filings involved shall be handled after the listed company or its domestic agency has filed a unified application and has obtained the approval from the foreign exchange authorities. On April 6, 2007, the capital account department of the SAFE issued Operating Procedures for the Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, or Circular No. 78. It is not clear at this time whether Circular No. 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company, such as our company, after April 6, 2007, according to Implementing Regulations of MIFE and Circular No. 78, all participants who are PRC citizens are required to register with and obtain approvals from the SAFE prior to their participation in the plan. In addition, Circular No. 78 also requires PRC citizens to register with the SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.

Participants in our equity compensation plans have not registered with the SAFE, and we and the participants who are PRC citizens are currently conducting the registration procedures. Failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of certain of our PRC employees. In that case, our business operations may be adversely affected.

Increases in labor costs and the new Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our profitability.

On June 29, 2007, the National People’s Congress of China enacted a new Labor Contract Law, which became effective on January 1, 2008. Compared to the PRC Labor Law effective as of January 1, 1995, the new Labor Contract Law imposes more restrictions and increases costs for the employers to terminate employment, including specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the new Labor Contract Law, the employer is obliged to sign an unlimited term labor contract with an employee if the employer continues to hire the employee after two consecutive fixed term labor contracts or after the employee spends 10 consecutive years working for the employer. The employer also has to pay a compensation fee to the employee if the employer terminates an unlimited term labor contract. Unless an employee refuses to extend an expired labor contract, such compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2003. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside of China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs and Ordinary Shares

Changes in the accounting guidelines relating to the borrowed ADS could decrease our earnings per ADS and potentially the price of our ADS.

CSSEL is hereby offering 3,750,000 ADSs, which are being borrowed pursuant to the ADS Lending Agreement by CSSEL, an affiliate of Credit Suisse Securities (USA) LLC, which is the underwriter of this offering. CSSEL will receive all of the proceeds from the sale of the borrowed ADSs. We will not receive any proceeds from the sale of the borrowed ADSs pursuant to this prospectus supplement, but we will receive a nominal lending fee for the use of those ADSs.

Subject to certain terms of the ADS Lending Agreement, the borrowed ADSs must be returned to us by the maturity date of the notes, or earlier in certain circumstances. Based on the terms of the ADS Lending Agreement, under which CSSEL is required to post and maintain collateral, we believe that, under U.S. GAAP (as in effect on the date of this prospectus supplement), the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our earnings per share. If these accounting guidelines were to change in the future, we might be required to treat the borrowed ADSs as outstanding for purposes of computing earnings per ADS, our earnings per ADS would be reduced and our ADS price could decrease, possibly significantly.

The effect of the issuance of our ADSs in this offering may be to lower the market price of our ADSs.

In this offering, we are offering 3,750,000 ADSs, which are being borrowed by CSSEL under the ADS Lending Agreement. We will not receive any proceeds from the sales of the ADSs by CSSEL under this offering, but we will receive nominal lending fees from CSSEL. Such borrowed ADSs must be returned to us by the maturity date of the notes, or earlier in certain circumstances. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Convertible Senior Notes.” The increase in the number of outstanding ADSs and the sale of borrowed ADSs could have a negative effect on the market price of our ADSs. The existence of the ADS Lending Agreement, the short sales of our ADSs effected in connection with the sale of our convertible senior notes, and the related derivatives transactions, or any unwind of such short sales or derivatives transactions, could cause the market price of our ADSs to be lower over the term of the ADS Lending Agreement than it would have been had we not entered into that agreement, due to the effect of the increase in the number of outstanding ADSs or otherwise. For example, in connection with any cash settlement of any such derivative transaction, the underwriter or its affiliates may purchase ADSs and the convertible senior note investors may sell ADSs, which could temporarily increase, temporarily delay a decline in, or temporarily decrease, the market price of our ADSs. The market price of our ADSs could be further negatively affected by these or other short sales of our ADSs, including other sales by the purchasers of the convertible senior notes hedging their investment therein.

Adjustments by convertible senior note investors of their hedging positions in our ADSs and the expectation thereof may have a negative effect on the market price of our ADSs.

The 3,750,000 ADSs that may be offered in connection with the ADS Lending Agreement are expected to be used by investors in the convertible senior notes to establish hedging positions with respect to our ADSs through short sale transactions or privately negotiated derivative transactions. The number of ADSs offered hereby may be more or less than the number of ADSs that will be needed in such hedging transactions. Any buying or selling of shares of our ADSs by investors in the convertible senior notes to adjust their hedging positions in connection with this offering or in the future may affect the market price of our ADSs.

The market price for our ADSs has been volatile since our ADSs began trading on NASDAQ, and may be subject to fluctuations in the future, which could result in substantial losses to investors.

The closing price of our ADSs has ranged from a high of $17.88 to a low of $5.05 since our ADSs began trading on NASDAQ on May 17, 2007. We cannot assure you that the market price of ADSs will not significantly fluctuate from its current level. The market price of our ADSs may be subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In particular, the performance and fluctuation of market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these China-based companies’ securities at the time of or after their offerings may affect the overall sentiment toward China-based companies’ securities listed in the United States and consequently may impact the trading performance of our ADSs. Volatility in global capital markets could also have an effect on the market price of our ADS.

Sales of a significant number of our ADSs in the public markets, or the perception of these sales, could depress the market price of our ADSs.

Sales of a substantial number of our ADSs or other equity-related securities in the public markets, including the issuance of ADSs upon conversion of the convertible senior notes, could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity securities. We and certain of our executive officers, directors and principal shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible or exchangeable or exercisable for ordinary shares or ADSs until 90 days after the date of this prospectus supplement, subject to certain exceptions, including that the restrictions will not apply to any pledge of our ADSs or ordinary shares to secure a bona fide loan by our founders, who collectively own 29.2% of our outstanding share capital. See “Underwriting” and “Recent Developments—Founder Investments.” In addition, the underwriter for this offering may, in its sole discretion, release the restrictions on any such ADSs at any time without notice. We cannot predict the effect that future sales of our ADSs or other equity-related securities would have on the market price of our ADSs.

In addition, the existence of the convertible senior notes may also encourage short selling by market participants because the conversion of the convertible senior notes could depress our ADS price. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs. This hedging or arbitrage could, in turn, affect the market price of the convertible senior notes.

We have substantial existing debt and, as a result of the concurrent offering of the convertible senior notes, we will take on a significant amount of additional debt. The amount and structure of this debt could, depending on market conditions that are difficult to forecast, adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the convertible senior notes.

As of March 31, 2008, our outstanding debt amounted to approximately $121.8 million. We will incur a significant amount of debt and substantial debt service requirements as a result of the concurrent offering of the convertible senior notes and we may from time to time incur additional debt. The level and structure of this debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet payment and other obligations that arise in the course of our business;

•	increasing our exposure to additional charges, including interest expenses caused by factors such as market volatility and fluctuation in exchange rates;

•	limiting our flexibility in planning for or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors who have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the convertible senior notes.

Our ability to meet our payment and other obligations depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us in amounts sufficient and on terms reasonable to us to support our liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the convertible senior notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations with respect to our debt, including the convertible senior notes.

Conversion of the convertible senior notes being offered concurrently may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible senior notes.

The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADSs.

Provisions of the convertible senior notes being offered concurrently could also discourage an acquisition of us by a third party.

Certain provisions of the convertible senior notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible senior notes will have the right, at their option, to require us to repurchase all of their convertible senior notes or any portion of the principal amount of the convertible senior notes in integral multiples of $1,000. We may also be required to increase the conversion rate for conversions in connection with certain fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the price of the ADSs and our ordinary shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “United States Taxation—Passive Foreign Investment Company.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

Anti-takeover provisions in our charter documents and certain provisions of the convertible senior notes being offered concurrently may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our articles of association provide for a staggered board, which means that our directors are divided into three classes, with one-third of our board standing for election every year. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

In addition, certain provisions of the convertible senior notes being offered concurrently could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of the notes in integral multiples of $1,000. We may also be required to increase the conversion rate for conversions in connection with fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Sunergy Nanjing, our wholly owned subsidiary established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of our ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our ADSs offered by this prospectus supplement and the accompanying prospectus. This offering is being conducted in connection with the concurrent offering of our convertible senior notes and is conditioned upon the closing of such offering. In this offering, we are offering from time to time up to an aggregate of 3,750,000 ADSs. These ADSs are being borrowed by CSSEL, an affiliate of Credit Suisse Securities (USA) LLC, which is acting as an initial purchaser in the concurrent offering of our convertible senior notes. Under the ADS Lending Agreement, we will receive a nominal lending fee of $0.0006 per ADS from CSSEL, which will be used for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2008:

•	on an actual basis; and

•

on an adjusted basis to reflect the sale of the convertible notes (assuming the initial purchaser does not exercise its option to purchase up to an additional $5 million principal amount of convertible senior notes to cover over-allotments, if any).

You should read this table together with our financial statements and the related notes, the information under “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F, and the information under “Recent Developments.”

	As of March 31, 2008
	Actual	As Adjusted
	(in US$ thousands)
Long term debt (unsecured)	$0	$45,000
Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 237,704,357 shares issued and outstanding	24	24	(1)
Additional paid-in capital	179,577	179,577
Accumulated deficit	(4,310)	(4,310)
Accumulated other comprehensive income	16,484	16,484
Total shareholders’ equity	191,775	191,775

Total capitalization	$191,775	$236,775

(1)	Does not include the shares underlying the borrowed ADSs being offered hereby. The borrowed ADSs that are being offered in this offering (or identical ADSs) must be returned to us at the end of the loan availability period under the ADS Lending Agreement or earlier in certain circumstances. We believe that under U.S. GAAP, as presently in effect, the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our earnings per ADS, although the borrowed ADSs and the ordinary shares underlying them will be outstanding for corporate law purposes.

MARKET PRICE INFORMATION FOR OUR AMERICAN DEPOSITARY SHARES

Our ADSs, each representing 6 ordinary shares, have been listed on Nasdaq since May 17, 2007 under the symbol “CSUN.” Since May 17, 2007, the closing price of our ADSs on Nasdaq has ranged from a low of $5.05 per ADSs to a high of $17.88 per ADS. The following table provides the high and low closing prices for our ADSs on Nasdaq for the previous calendar year, for each of the past four quarters, and for each of the past six months.

	High	Low
	US$	US$
Annual High and Low
Year 2007 (from May 17, 2007)	17.88	5.05

Quarterly High and Low
Second Quarter 2007 (from May 17, 2007)	16.56	10.89
Third Quarter 2007	13.97	5.05
Fourth Quarter 2007	17.88	6.81
First Quarter 2008	17.21	6.49

Monthly Highs and Lows
December 2007	17.88	9.26
January 2008	17.21	8.86
February 2008	9.8	7.05
March 2008	7.54	6.49
April 2008	9.62	7.49
May 2008	14.29	8.18
June 2008 (through June 20, 2008)	12.31	10.54

On June 20, 2008, the reported closing sale price of our ADSs on Nasdaq was US$11.16 per ADS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Jun He Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

DESCRIPTION OF THE REGISTERED ADS BORROW FACILITY AND CONCURRENT OFFERING OF CONVERTIBLE SENIOR NOTES

Concurrently with this offering of ADSs, we are offering, by means of a separate confidential offering circular, $45 million aggregate principal amount of our convertible senior notes in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. The initial purchaser in the convertible senior note offering also has a 30–day option to purchase up to an additional $5 million principal amount of convertible senior notes.

To make the purchase of the convertible senior notes more attractive to prospective investors, we have entered into the ADS Lending Agreement, dated             , 2008, with CSSEL, under which we have agreed to loan to CSSEL up to 3,750,000 of our ADSs from time to time during the period beginning on the first date on which any ADSs being offered pursuant to this prospectus supplement are delivered to investors and ending on             , 2008 (subject to market disruption and the unavailability of the accompanying prospectus). Subject to the terms of the ADS Lending Agreement, the ADSs borrowed pursuant to the ADS Lending Agreement must generally be returned to us by the maturity date of the convertible senior notes, or, if earlier, the date as of which we have notified CSSEL in writing of our intention to terminate the ADS Lending Agreement and under certain other circumstances. Under the ADS Lending Agreement, CSSEL may terminate all or any portion of a loan at any time and we may terminate any or all of the outstanding loans upon a default by CSSEL, including certain breaches by CSSEL of its representations and warranties, covenants or agreements thereunder and certain bankruptcy events. If CSSEL terminates all or any portion of the loans at any time, CSSEL must return the relevant number of borrowed ADSs to us.

We will not receive any proceeds from the sale of the borrowed ADSs in this offering, but we will receive from CSSEL a nominal lending fee of $0.0006 per borrowed ADS. See “Use of Proceeds.”

The ordinary shares underlying the borrowed ADSs that we will issue to CSSEL will be issued and outstanding for company law purposes, and accordingly, the holders of the borrowed ADSs will have all of the rights of a holder of our outstanding ADSs, including the right, through the ADS depositary, to vote on all matters on which our ADSs holders have a right to vote (except CSSEL and its affiliates have agreed not to vote the borrowed ADSs held by them other than for purposes of establishing a quorum) and the right, through the ADS depositary, to receive any dividends or other distributions made to ADS holders in respect of any dividend or other distribution that we may pay or make on our outstanding shares. However, under the ADS Lending Agreement, CSSEL has agreed:

•

to pay to us an amount equal to any cash dividends or cash distributions (in liquidation or otherwise) that are paid on the borrowed ADSs (net of any fees of the ADS depositary, or withholdings or deductions on account of taxes or other governmental charges imposed on such distributions), and

•	to pay or deliver to us any other dividend distribution on the borrowed ADSs (other than a dividend or distribution of ADSs).

Based on the terms of the ADS lending agreement under which CSSEL is required to post and maintain collateral, we believe that under U.S. generally accepted accounting principles the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our earnings per share. Notwithstanding the foregoing, the ADSs will nonetheless be issued and outstanding and will be eligible for trading on Nasdaq.

Under the ADS Lending Agreement, CSSEL has agreed to post and maintain with Credit Suisse, London Branch, acting as collateral agent, collateral in the form of cash and certain non-cash items, with a market value equal to at least 100% of the market value of the borrowed ADSs as security for the obligation of CSSEL to return the borrowed ADSs to us when required under the terms of the ADS Lending Agreement. In certain limited circumstances, primarily if the collateral agent is prohibited by law or court order from returning the borrowed ADSs, we may elect to receive a distribution of cash or the posted collateral in lieu of the delivery of the borrowed ADSs.

CSSEL is initially offering              borrowed ADSs for sale pursuant to this prospectus supplement and accompanying prospectus. It is currently expected that the short position established by CSSEL in making the initial offering of ADSs will be used to facilitate swap transactions with investors in the convertible senior notes, which will be used by these investors to establish their initial hedge position in respect of their convertible senior notes. CSSEL may offer for sale pursuant to this prospectus supplement up to the additional              borrowed ADSs it is entitled to borrow under the ADS Lending Agreement. CSSEL may sell the additional borrowed ADSs in various transactions at any time and from time to time after the closing date in amounts to be determined by CSSEL. We refer to these ADSs as supplemental borrowed ADSs. In connection with the sale of these supplemental borrowed ADSs, CSSEL, or an affiliate, may effect such transactions by selling the supplemental borrowed ADSs to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that CSSEL, or an affiliate, sells these supplemental borrowed ADSs, it may, in its discretion, purchase at least an equal number of our ADSs on the open market. CSSEL, or an affiliate, may from time to time purchase our ADSs in the open market and use such ADSs, including ADSs purchased in connection with the sale of supplemental borrowed ADSs, to facilitate short sales and/or privately negotiated derivative transactions by investors in the convertible senior notes.

The existence of the Registered ADS Borrow Facility and the sale of the borrowed ADSs under this prospectus supplement and accompanying prospectus could have the effect of causing the market price of our ADSs to be lower over the term of the ADS Lending Agreement than it would have been had we not entered into the ADS Lending Agreement. In addition, any purchases of ADSs in connection with the termination of any portion of the ADS Lending Agreement may have the effect of increasing, or preventing a decline in, the market price of our ADSs during or following the loan unwind period. See “Risk Factors—Risks related to our ADSs and ordinary shares—The effect of the issuance of our ADSs in this offering may be to lower the market price of our ADSs.” However, we have determined that the entry into the ADS Lending Agreement is in our best interest as a means to facilitate the offer and sale of our convertible senior notes on terms more favorable to us than we could have otherwise obtained.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. We are not subject to Cayman Islands taxation on payments of dividends by us. In addition, we are not subject to withholding tax on payments of dividends or distributions by us, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our shares. However, an instrument transferring title to our share, if brought into or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Cabinet that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from August 22, 2006.

People’s Republic of China Taxation

Foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and upon capital gains from the sale of our shares or ADSs, if such income is regarded as being sourced from the PRC.

Under the New EIT Law and its Implementing Regulation, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise) The New EIT Law and its Implementing Regulation also provide for a 10% withholding tax on capital gains from the sale of equity interests in a foreign-invested enterprise by its foreign investors.

We are incorporated in the Cayman Islands. Under the New EIT Law and its Implementing Regulation, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise. The Implementing Regulation defines the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Substantially all of our management members are based in the PRC. Accordingly, we may be considered a PRC resident enterprise. If we are determined to be a PRC resident enterprise, we will be subject to a 25% PRC income tax on our global income. The dividends payable to us from the PRC subsidiaries will be exempt from the PRC income tax. A 10% withholding tax will be applicable to the dividends payable by us to ADS holders and capital gains from the sale of our shares or ADSs.

United States Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus supplement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, under the currently law, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market (but not our ordinary shares) are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, such as an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Any such gain or loss that you recognize will generally be treated as United States source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if the PRC tax were to be imposed in any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Based on the market value of our ADSs and ordinary shares and the composition of our assets and income and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007. In addition, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2008 or the foreseeable future. However, our PFIC status is a factual determination made after the close of each taxable year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year.

If we are a PFIC for any taxable year during which you hold ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or shares. If we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If a U.S. holder makes a mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of the ADSs or shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of ADSs or shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

The borrowed ADSs being offered by this prospectus supplement and the accompanying prospectus are ADSs that we have agreed to loan to CSSEL, an affiliate of Credit Suisse Securities (USA) LLC, the underwriter in this offering, pursuant to the ADS Lending Agreement between us and CSSEL. We have entered into an underwriting agreement, to be filed as an exhibit relating to this prospectus supplement, with Credit Suisse Securities (USA) LLC and CSSEL with respect to this offering.

The borrowed ADSs may be offered for sale in transactions, including block sales, on Nasdaq, in the over-the-counter market, in negotiated transactions or otherwise.                      borrowed ADSs will be initially offered at $             per ADS and additional borrowed ADSs will subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

CSSEL has informed us that it intends to use the borrowed ADSs to facilitate transactions by which investors in our convertible senior notes may hedge their investments in the convertible senior notes through short sales or privately negotiated transactions. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Convertible Senior Notes.” Credit Suisse Securities (USA) LLC has determined the offering price of approximately              of the borrowed ADSs offered pursuant to this prospectus supplement and the accompanying prospectus by initially soliciting indications of interest from potential purchasers of our ADSs and conducting customary negotiations with those potential purchasers during the offering period. The price at which investors in the convertible senior notes establish their short positions through CSSEL or its affiliates will be the offering price of the borrowed ADSs offered hereby. As a result, during the offering period, while Credit Suisse Securities (USA) LLC negotiated a purchase price with purchasers of our ADSs, Credit Suisse Securities (USA) LLC has solicited indications of interest, based on the purchase price negotiated with those potential purchasers, from note investors seeking to establish a short position. Credit Suisse Securities (USA) LLC has established a “clearing price” for a number of borrowed ADSs at which both purchasers of our ADSs were willing to purchase borrowed ADSs offered hereby and investors in our convertible senior notes were willing to establish short positions. The clearing price is the offering price hereunder, and may be at a discount to the market price of our ADSs at the time the offering is commenced.

In addition, in connection with facilitating such transactions, CSSEL or its affiliates expect to receive customary negotiated fees from investors in our convertible senior notes. CSSEL and its affiliates may engage in such transactions at any time and from time to time during the term of the ADS Lending Agreement in ADS amounts to be determined by CSSEL and such affiliates, which may be deemed to be underwriter’s compensation. These fees will not exceed 2.5% of the aggregate offering price of the ADSs offered hereby.

Up to approximately                      of the borrowed ADSs are expected to be offered on a delayed basis. We refer to these ADSs as the “supplemental borrowed ADSs.” Following the initial sale of borrowed ADSs pursuant to this offering, CSSEL, or an affiliate, will sell, from time to time, the supplemental borrowed ADSs in transactions, including block sales, on Nasdaq, in the over-the-counter market, in negotiated transactions or otherwise. These supplemental borrowed ADSs will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these supplemental borrowed ADSs, CSSEL, or an affiliate, may effect such transactions by selling the ADSs to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the forward counterparties and/or from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that CSSEL, or an affiliate, sells these supplemental borrowed ADSs, it or such affiliate may, in its discretion, purchase at least an equal number of ADSs on the open market. The ADSs Borrower and its affiliates may from time to time purchase our ADSs in the market and use such ADSs, including ADSs purchased in connection with the sale of the supplemental borrowed ADSs, to facilitate transactions by which investors in our convertible senior notes may hedge their investments in such convertible senior notes. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Convertible Senior Notes” above.

We will not receive any proceeds from the sale of the borrowed ADSs pursuant to this prospectus supplement and accompanying prospectus, but we will receive a nominal lending fee of $0.0006 per ADS for their use from CSSEL.

For a period of 90 days after the date hereof, we will not, directly or indirectly, take any of the following actions with respect to any United States dollar-denominated debt securities issued or guaranteed by us and having a maturity of more than one year from the date of issue, or “debt securities,” ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for debt securities, ordinary shares or ADSs (“lock-up securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of lock-up securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase lock-up securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of lock-up securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in lock-up securities within the meaning of Section 16 of the Exchange Act or (v) file with the Securities and Exchange Commission a registration statement under the Securities Act relating to lock-up securities or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC, subject to certain exceptions, including the issuance of options or shares pursuant to employee stock option plans.

Certain of our officers, directors and principal shareholders have agreed that they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or ADSs, whether any such transactions are to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC until 90 days after the date of this prospectus supplement. These lock-up restrictions are subject to certain exceptions, including that the restrictions will not apply to any pledge of our ADSs or ordinary shares to secure a bona fide loan to finance an investment in a project to produce raw materials used in the crystalline technology-based solar power industry by our founders, Mr. Tingxiu Lu, our chairman, Dr. Jianhua Zhao, our vice chairman, chief technology officer and a director, Dr. Aihua Wang, our vice president—research and development and the spouse of Dr. Zhao, and Dr. Fengming Zhang, our vice president—manufacturing technology and a director, who collectively own 29.2% of our outstanding share capital. See “Recent Developments—Founder Investments.”

We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

Our ADSs are listed on the Nasdaq Global Market under the symbol “CSUN.”

We cannot assure you that prices at which our ADSs sell in the public market after this offering will not be lower than the offering price.

Credit Suisse Securities (USA) LLC is an affiliate of Credit Suisse, which may be deemed to beneficially own 15.7% of our ordinary shares. As a result, Credit Suisse Securities (USA) LLC may be deemed to have a “conflict of interest” under Rule 2720 of the Financial Industry Regulatory Authority, or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. These rules generally require that the public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. However, because a bona fide independent market (as defined in Rule 2720) exists for our ADSs, a qualified independent underwriter is not required to be appointed.

In connection with this offering and the concurrent offering of the senior convertible notes, we have agreed to pay Credit Suisse Securities (USA) LLC a discount equal to the sum of (A)             % of the aggregate principal amount of securities sold in the offering of the senior convertible notes and (B)             % of value (based on the offering price on the cover hereof) of the borrowed ADSs initially offered in this offering. In addition, we have agreed to reimburse Credit Suisse Securities (USA) LLC for all of its expenses reasonably incurred in connection with its engagement in the two offerings, including the fees and disbursements of its legal counsel, if any, in an amount not to exceed $300,000.

We estimate that the total fees and expenses payable by us in connection with this offering and the concurrent offering of senior convertible notes, excluding underwriting discounts and commissions, will be approximately $1.5 million, including SEC registration fees of $1,769, Financial Industry Regulatory Authority filing fees of $30,525, printing expenses of approximately $30,000, legal fees of approximately $825,000, accounting fees of approximately $380,000, and travel and other out-of-pocket expenses of approximately $200,000. All amounts are estimated except for the fees relating to the SEC registration and the Financial Industry Regulatory Authority filing.

In compliance with FINRA guidelines, the maximum commission or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement and any other applicable prospectus supplement. It is anticipated that the maximum commission or discount to be received in this offering and any other particular offering of securities will be less than this amount.

The underwriter may engage in over-allotment, stabilizing transactions, covering transactions and passive market making in accordance with Regulation M under the Exchange Act.

•	Over-allotment transactions involve sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase ADSs until the time, if any, at which a stabilization bid is made.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference contain forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “expect,” “estimate,” “expect,” “intend,” “is/are likely to” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials, especially silicon wafers, in the future;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar energy products and conventional energy suppliers.

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference also contain data related to the solar energy market worldwide and in China. This market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The solar energy market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar energy market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference relate only to events or information as of the date on which the statements are made in this herein or therein. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference completely and with the understanding that our actual future results may be materially different from what we expect.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.chinasunergy.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 9, 2008.

•

All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date hereof and until the termination or completion of the offering under this prospectus supplement.

Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 9, 2008, contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with US GAAP.

Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

Attention: Chief Financial Officer

You should rely only on the information that we incorporate by reference or provide in this prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

Latham & Watkins LLP will issue an opinion with respect to the validity of the ADSs offered hereby and certain other legal matters as to United States federal law and New York law in connection with this offering. Conyers Dill & Pearman will issue an opinion with respect to the validity of the ordinary shares represented by the ADSs. Certain legal matters as to United States federal law and New York law in connection with this offering will be passed upon for the underwriter by Cleary Gottlieb Steen & Hamilton LLP. Legal matters as to PRC law will be passed on for us by Jun He Law Offices and for the underwriter by King & Wood. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from our Annual Report on Form 20-F have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People's Republic of China.

PROSPECTUS

China Sunergy Co., Ltd.

Ordinary Shares

Debt Securities

We may offer and sell the securities in any combination from time to time in one or more offerings. The ordinary shares may be represented by our American Depositary Shares, or ADSs. The debt securities may be convertible into or exercisable or exchangeable for our ordinary shares, our ADSs, or our other securities. This prospectus provides you with a general description of the securities we may offer. Our ADSs are listed on the NASDAQ Global Market and trade under the symbol of “CSUN.”

Each time we sell the securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks.  See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is June 20, 2008.

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., its predecessor entities and its subsidiaries;

•

“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•

“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells and charge processing fees from these customers;

•	“passivated emitter and rear cell” refers to a solar cell which uses oxide on its front and rear surfaces, and of which the rear surface is contacted by metal only at certain regions;

•	“selective emitter cell” refers to a solar cell, where the regions under the front metal contact and the rest of the front surface areas are separately diffused and optimized; and

•

when calculating our manufacturing capacity of solar cells, we have assumed that all production will be done using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our production capacity.

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our ordinary shares (including ordinary shares represented by ADSs) and debt securities from time to time and in one or more offerings. This prospectus only provides you with a summary description of our securities. Each time we sell the securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any of the securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information.

If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

No representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the trustee as to the accuracy or completeness of the information included or incorporated by reference in this prospectus or any other information supplied in connection with the securities.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.chinasunergy.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 9, 2008.

•

With respect to each offering of the securities under this prospectus, all subsequent reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 9, 2008, contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with US GAAP.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6890

Attention: Chief Executive Officer

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

We manufacture solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. We sell our solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble our solar cells into solar modules and solar power systems for use in various markets.

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Currently, our six solar cell manufacturing lines have an aggregate annual production capacity of 192 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. We plan to increase our annual production capacity to approximately 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers, by the end of 2008, with ten manufacturing lines in total.

Our research and development team is led by two solar power researchers, each with over 10 years of experience and established credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. In the fourth quarter of 2007, we commenced commercial mass production of selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. In addition, we are focusing on the development of advanced process technologies for manufacturing other new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells. We also plan to develop passivated emitter and rear cells in the future.

Our principal executive offices are located at No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. Our telephone number at this address is (86-25) 5276-6688 and our fax number is (86-25) 5276-6882.

UNAUDITED CONSOLIDATED FINANCIAL DATA

The following is a summary of our unaudited consolidated statement of operations data for the three months ended March 31, 2007 and 2008, a summary of our unaudited consolidated balance sheet data as of December 31, 2007 and March 31, 2008 and a summary of our unaudited consolidated cash flow data for the three months ended March 31, 2007 and 2008. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with United States generally accepted accounting principles. Results for the first quarter of 2008 may not be indicative of our full year results for 2008 or for future quarterly periods. See “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2007 and filed with the Securities and Exchange Commission on June 9, 2008, incorporated by reference in this prospectus, for information regarding trends and other factors that may influence our results of operations.

Unaudited Condensed Consolidated Income Statement Information

(In thousands of U.S. dollars, except ADS and per ADS data)

	Mar 31, 2007	Mar 31, 2008
Net revenues	58,235	77,040
Cost of revenues	(48,597)	(69,936)

Gross profit	9,638	7,104

Operating expenses:
Selling expenses	(223)	(617)
General and administrative expenses	(2,578)	(3,798)
Research and development expenses	(295)	(506)

Total operating expenses	(3,096)	(4,921)

Income/(Loss) from operations	6,542	2,183
Interest expense	(1,423)	(1,874)
Interest income	58	394
Other income/(expenses), net	176	201

Income/(Loss) before income tax	5,353	904
Income tax (expense) benefit	17	(359)
Net income/(loss)	5,370	545
Dividend on Series A redeemable convertible preferred shares	(98)	—
Dividend on Series B redeemable convertible preferred shares	(209)	—
Dividend on Series C redeemable convertible preferred shares	(147)	—

Net income/(loss) attributable to ordinary shareholders	4,916	545

Net income/(loss) per ADS
Basic	$0.17	$0.01
Diluted	$0.17	$0.01
Weighted average ADS outstanding
Basic	17,424,000	39,603,782
Diluted	29,780,463	39,761,711

Unaudited Condensed Consolidated Balance Sheet Information

(In thousands of U.S. dollars, except share data)

	Dec 31, 2007	Mar 31, 2008
Assets
Current Assets
Cash and cash equivalents	60,458	110,397
Restricted cash	23,473	26,054
Accounts Receivable (net)	26,817	9,498
Other receivable (net)	16,316	19,039
Inventories	56,092	53,501
Advance to suppliers	79,912	44,903
Amount due from related companies	2,112	569
Current deferred tax assets	527	430

Total current assets	265,707	264,391
Property, plant and equipment, net	52,929	66,410
Land use rights	2,179	2,168
Deferred tax assets	329	262

Total assets	321,144	333,231

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	121,841	121,812
Accounts payable	7,157	8,275
Accrued expenses and other current liabilities	2,344	2,809
Advance from customers	4,893	5,602
Amount due to related companies	8	1,744
Income tax payable	—	195

Total current liabilities	136,243	140,437
Other liabilities	1,053	1,019

Total liabilities	137,296	141,456

Shareholders’ equity
Ordinary shares: US$0.0001 par value; 237,704,357 and 237,332,777 shares issued outstanding as of March 31, 2008 and December 31, 2007, respectively	24	24
Additional paid-in capital	178,361	179,577
Retained (deficit) earnings	(4,855)	(4,310)
Accumulated other comprehensive income	10,318	16,484

Total shareholders’ equity	183,848	191,775

Total liabilities and shareholders’ equity	321,144	333,231

Unaudited Condensed Consolidated Cash Flow Statement Information

(In thousands of U.S. dollars)

	Mar 31, 2007	Mar 31, 2008
Operating activities:
Net income (loss) attributable to holders of ordinary shares	4,916	545
Dividend on Series A redeemable	98	—
Dividend on Series B redeemable	209	—
Dividend on Series C redeemable	147	—

Net Income (Loss)	5,370	545
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	969	1,272
Bad debt provision	—	14
Inventory provision	190	455
Share based compensation	115	739
Provision for warranty costs	12	26
Changes in operating assets and liabilities:
Inventories	3,956	2,135
Accounts receivable	13,469	17,319
Advances to suppliers	(23,735)	34,996
Prepaid expenses and other current assets	(319)	(2,246)
Amounts due from related parties	(2,975)	1,543
Accounts payable	3,403	693
Accrued expenses and other current liabilities	624	411
Advances from customers	4,734	709
Amount due to related parties	2	1,735
Deferred other income	—	(60)
Interest and income tax payable	524	249
Deferred tax assets	(17)	164

Net cash provided by (used in) operating activities	6,322	60,699

Investing activities:
Purchases of property, plant and equipment	(1,957)	(12,206)
Change in restricted cash	(9,531)	(2,580)

Net cash used in investing activities	(11,488)	(14,786)

Financing activities:
Proceeds from short-term bank borrowings	55,841	53,757
Repayment of bank borrowings	(21,341)	(58,644)

Net cash (used in) provided by financing activities	(34,500)	(4,887)

Effect of exchange rate changes used	1,372	8,913

Net increase in cash and cash equivalents	30,706	49,939
Cash and cash equivalents at the beginning of the period	14,749	60,458

Cash and cash equivalents at the end of the period	45,455	110,397

RISK FACTORS

Please see the factors set forth under the heading “Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement before investing in any of the securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Conyers Dill & Pearman, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Jun He Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees and losses before tax of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

	Year Ended December 31,
	2004	2005	2006	2007
Ratio of earnings to fixed charges	—	—	4.89	—
Deficiency	959,073	792,427	—	5,529,825

DESCRIPTION OF THE SECURITIES

The following is a description of the terms and provisions of debt securities and ordinary shares (including ordinary shares represented by ADSs) we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

The debt securities will be issued under an indenture. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary and not defined herein have the meanings specified in the indenture.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in a resolution of our Board of Directors, in an officers’ certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement or term sheet).

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement or term sheet) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities, if applicable:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•

the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•

the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•

if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•

the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•

any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may supplement, modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)

In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the resolution of our Board of Directors, the officers’ certificate or the supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the “Depositary”), or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities.  You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Global Debt Securities and Book-Entry System.  Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security (“participants”) or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)

We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. (Section 2.14.5) China Sunergy Co., Ltd., the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection In the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”) unless:

•

we are the surviving corporation or the successor person (if other than China Sunergy Co., Ltd.) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•

immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Notwithstanding the above, any subsidiary of China Sunergy Co., Ltd., may consolidate with, merge into or transfer all or part of its properties to China Sunergy Co., Ltd. (Section 5.1)

Events of Default

“Event of Default” means with respect to any series of debt securities, any of the following:

•

default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•

default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. (Section 6.1) The occurrence of certain Events of Default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal of (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an Event of Default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1(e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

•

the holders of not less than 25% in principal amount of the outstanding debt securities of that series have made written request, and offered satisfactory indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of not less than 25% in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•

reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•

waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•

make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security. (Section 9.3)

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)

Defeasance of Certain Covenants.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•

we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a Default or an Event of Default with respect to the debt securities of that series (“covenant defeasance”).

The conditions include:

•

depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•

delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)

Covenant Defeasance and Events of Default.  In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

“Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. Dollars:

•

direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•

obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of $0.0001 each. As of the date hereof, there are 237,332,777 ordinary shares issued and outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our articles of association. A poll may be demanded by (a) the chairman of the meeting, (b) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (c) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (d) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares or (e) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares.  Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members.  Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of $2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of $1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  Derivative actions were bought and reported in the Cayman Islands but were unsuccessful. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the powers defined by law and its memorandum and articles of association;

•

the act complained of, although not beyond the powers defined by law and its memorandum and articles of association, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

Pursuant to a registration rights agreement entered into in September 2006, we have granted registration rights to the holders of our preferred shares or their assignees. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering. Set forth below is a description of the registration rights granted to the holders of the ordinary shares issued upon conversion of our preferred shares or their assignees. We refer to the ordinary shares issued upon conversion of our preferred shares as the registrable securities.

Demand Registration Rights.  Holders of at least 25% of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement is no less than $5 million. However, we are not obligated to effect more than three such demand registrations. We have the ability to delay or withdraw the filing of a registration statement for up to one hundred twenty days if our board of directors determines there is a valid business reason to delay such filing.

Piggyback Registration Rights.  If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares.

Form F-3 Registration Rights.  If our company is eligible to use Form F-3 or S-3, holders of the registrable securities have the right to request we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement is no less than $5 million, and provided that we are not obligated to effect more than two such registrations within any twelve month period. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.  We will pay all expenses relating to any demand, piggyback or Form F-3 registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in six ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided on page 2 of this prospectus.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of U.S.$0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (a) deduct the amount thereof from any cash distributions, or (b) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (a) to deliver deposited securities to ADR holders who surrender their ADRs, and (b) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (c) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (a) the identity of any signatory and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, The Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

PLAN OF DISTRIBUTION

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities may state or supplement the terms of the offering of the securities.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. The underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. The underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business, for which they may receive customary compensation.

VALIDITY OF THE SECURITIES

The validity of the securities offered hereby (other than the ordinary shares) will be passed upon for us by Latham & Watkins LLP. The validity of the ordinary shares in this offering will be passed upon for us by Conyers Dill & Pearman.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

CHINA SUNERGY CO., LTD.